UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Autonomix Medical, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

05330T 106

(CUSIP Number)

Landy Toth
c/o Autonomix Medical, Inc.

21 Waterway Avenue, Suite 300

The Woodlands, TX 77380
713-588-6150

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 26, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05330T 106	13D	Page 1 of 5 pages

1	Names of Reporting Persons Landy Toth
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 2,026,280
	8	Shared Voting Power 0
	9	Sole Dispositive Power 2,026,280
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,026,280
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 10.8%
14	Type of Reporting Person IN

CUSIP No. 05330T 106	13D	Page 2 of 5 pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Autonomix Medical, Inc., a Delaware corporation (the “Issuer”), whose principal executive office is located at 21 Waterway Avenue, Suite 300, The Woodlands, Texas 77380.

Item 2.	Identity and Background.

The Schedule 13D is being filed by Landy Toth (the “Reporting Person”), a citizen of the United States. The business address of the Reporting Person is c/o Autonomix Medical, Inc., 21 Waterway Avenue, Suite 300, The Woodlands, Texas 77380. The Reporting Person’s present principal occupation is Chief Technology Officer of LifeLens Technologies, Inc. located at 1 Ivybrook Blvd., Suite 115, Ivyland, PA 18974. The Reporting Person is also the Chief Technology Officer of the Issuer.

During the last five years, the Reporting Person has not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 4 below summarizes the agreements pursuant to which the securities beneficially owned by the Reporting Person were acquired.

Item 4.	Purpose of Transaction.

In January 2022, the Issuer entered into a consulting agreement with the Reporting Person. Pursuant to the consulting agreement, the Issuer agreed to pay the Reporting Person a base salary of $187,500 per year and issued the Reporting Person a stock grant of 1,550,000 shares of common stock.

In connection with the Issuer’s initial public offering, the Reporting Person entered into a lock-up agreement with the selling agent for the offering for a period of 180 days from the closing of the offering.

CUSIP No. 05330T 106	13D	Page 3 of 5 pages

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

•	Amount beneficially owned: 2,026,280

•	Percent of Class: 10.8%

•	Number of shares the Reporting Person has:

○	Sole power to vote or direct the vote: 2,026,280

○	Shared power to vote: 0

○	Sole power to dispose or direct the disposition of: 2,026,280

○	Shared power to dispose or direct the disposition of: 0

The above percentage is based on 18,811,094 shares of common stock outstanding as of February 26, 2024.

(c)	Except as described in Item 4, during the past 60 days, the Reporting Person has not effected any transactions with respect to the Common Stock.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Lock-Up Agreement and is incorporated herein by reference. A copy of such agreement is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

The Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. 05330T 106	13D	Page 4 of 5 pages

Item 7.	Materials to be Filed as Exhibits.

Exhibit Number	Description

1	Form of Lock-Up Agreement (incorporated by reference to Exhibit 6.7 of the Issuer’s Form 1-A/A filed number 024-12296 filed on August 22, 2023).

5

CUSIP No. 05330T 106	13D	Page 5 of 5 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 26, 2024

By:	/s/ Landy Toth
Name: Landy Toth